June 6, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Superior Industries International, Inc. - Preliminary Proxy Statement Filing

Ladies and Gentlemen:

Superior Industries International, Inc. (the “Company”) is filing electronically via the Commission’s EDGAR system the Company’s preliminary proxy statement on Schedule 14A in connection with the Company’s solicitation of proxies for the Company’s 2014 annual meeting of shareholders currently scheduled to be held on August 15, 2014. The proxy statement is being filed in preliminary form as a result of a notice the Company received from GAMCO Asset Management, Inc. regarding its intent to nominate three alternative nominees for election at the 2014 annual meeting. The Company currently anticipates sending its proxy materials on or about July 15, 2014.

Please contact the undersigned with any questions.

Sincerely,

/s/ Paula Winner Barnett

Paula Winner Barnett